82-34867

TRINIDAD
ENERGY SERVICES INCOME TRUST

05012601

SEC MAIL PROCESSING
RECEIVED
NOV 16 2005
WASH. D.C. 185 SECTION

November 7, 2005

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549
Attn: Filing Desk

Re: Trinidad Energy Services Income Trust

SUPPL

Ladies and Gentlemen:

Enclosed please find a copy of Trinidad Energy Services Income Trust's Third Quarter Results. This document is being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please feel free to call me at (403) 265-6525 if you have any questions regarding this matter.

Very truly yours,

Jenna Francom

Per: E. Tara Wood
Executive Assistant

PROCESSED
NOV 18 2005
THOMSON
FINANCIAL

2500, 700 - 9th Avenue SW, Calgary, AB T2P 3V4 Phone: 403.265.6525 Fax: 403.265.4168
TSX Symbol: TDG.UN **Website:** www.trinidaddrilling.com

TRINIDAD

ENERGY SERVICES INCOME TRUST

FOR IMMEDIATE RELEASE: November 3, 2005

TSX SYMBOL: TDG.UN

TRINIDAD ENERGY SERVICES INCOME TRUST ANNOUNCES THIRD QUARTER RESULTS – SEPTEMBER 30, 2005

The following is management's discussion and analysis ("MD&A") concerning the operating and financial results for the three and nine months ended September 30, 2005, and its outlook based on information available as at October 28, 2005. The MD&A should be read in conjunction with the audited consolidated financial statements of Trinidad Energy Services Income Trust ("Trinidad" or "the Trust") for the year ended December 31, 2004. Additional information is also available on the Trust's website (www.trinidaddrilling.com) and all previous public filings, including the most recently filed Annual Report and Annual Information Form, which are available through SEDAR (www.sedar.com).

The MD&A contains certain forward-looking statements relating to the Trust's plans, strategies, objectives, expectations and intentions. Expressions such as "anticipate", "expect", "project", "believe", "estimate", and "forecast" should be used to identify these forward-looking statements. Such statements are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward-looking statements.

FINANCIAL HIGHLIGHTS	**Three months ended September 30,**		**Nine months ended September 30,**	
(thousands except unit and per unit data – Unaudited)	**2005**	2004	**2005**	2004
Revenue	**75,286**	30,367	**181,876**	79,705
Gross margin (1)	**31,799**	11,940	**74,002**	30,048
EBITDA (2)	**24,573**	5,475	**54,273**	16,690
Per unit (diluted)	**0.37**	0.14	**0.94**	0.48
EBITDA before unit based compensation (2)	**25,067**	8,916	**57,006**	21,664
Per unit (diluted)	**0.38**	0.23	**0.99**	0.62
Cash flow before change in non-cash working capital (1)	**24,141**	7,301	**52,338**	19,137
Per unit (diluted)	**0.37**	0.19	**0.91**	0.55
Distributions paid and declared	**14,327**	6,428	**34,689**	16,053
Distributions paid and declared per unit (basic)	**0.22**	0.17	**0.62**	0.47
Payout ratio (4)	**-**	-	**66%**	84%
Net earnings	**13,841**	1,411	**27,970**	5,740
Per unit (diluted)	**0.21**	0.04	**0.49**	0.16
Net earnings before unit based compensation	**14,335**	4,132	**30,704**	10,714
Per unit (diluted)	**0.22**	0.11	**0.53**	0.31
Units outstanding – basic (weighted average) (3)	**63,720,766**	38,223,942	**56,262,234**	33,980,720
Units outstanding – diluted (weighted average) (3)	**65,642,022**	39,110,006	**57,490,052**	34,806,004
OPERATING HIGHLIGHTS				
Operating days – drilling	**3,524**	1,898	**8,540**	4,818
Rate per drilling day	**19,205**	15,331	**19,676**	15,748
Utilization rate – drilling	**73%**	61%	**60%**	59%
CAODC industry average	**63%**	46%	**56%**	50%
Drilling rigs	**53**	35	**53**	35
Utilization rate for service rigs	**61%**	47%	**55%**	50%
Service rigs	**16**	8	**16**	8

(1) Readers are cautioned that Cash flow before change in non-cash working capital and Gross margin do not have a standardized meaning prescribed by GAAP; however, the Trust does compute both Cash flow before change in non-cash working capital and Gross margin on a consistent basis for each reporting period.
(2) EBITDA means earnings before interest, taxes, depreciation and amortization. Readers are cautioned that EBITDA does not have a standardized meaning prescribed by GAAP; however, the Trust does compute EBITDA on a consistent basis for each reporting period.
(3) Basic and diluted units outstanding includes trust units to be issued upon conversion of exchangeable shares.
(4) Payout ratio is only provided on a year-to-date basis.

OVERVIEW

During the third quarter of 2005 Trinidad saw activity return to the higher levels that were present in the first quarter as weather conditions improved, allowing oil and gas companies to execute on their drilling programs. Trinidad faced significant challenges meeting the additional demand as the industry continues to operate at peak capacity resulting from a lack of available equipment and personnel. Acquisitions made throughout 2004 and into 2005 continue to provide Trinidad with the necessary resources to be able to meet these demands. As a result of Trinidad's acquisitions and new construction Trinidad was able to achieve a substantial growth in revenues as drilling programs that were not completed in the second quarter as a result of the wet weather were completed in this quarter. Further, additional spending on repairs and maintenance earlier in the year proved to be advantageous as gross margins increased throughout the period. Notwithstanding the high demand levels across the industry Trinidad was able to achieve utilization rates higher than the industry average, which contributed to the growth in earnings and margins for the quarter. As we move into the fourth quarter activity levels remain high and the outlook continues to be strong.

On September 30, 2005 Trinidad completed the purchase of the well servicing assets of Summit Energy Services Inc. and Yukon Energy Rentals Inc. for total consideration of $18.0 million. This acquisition will increase Trinidad's well servicing fleet by six service rigs, all built within the last five years, and will provide the Trust with additional capacity for future operations. Construction of the 22 new drilling rigs which Trinidad has committed to build (12 rigs to be deployed in the United States and 10 in Canada) has continued throughout the quarter with the first of these rigs being released into operations in the United States in the third quarter. Deployment of the additional rigs will continue throughout the remainder of the year and into 2006. These drilling rigs are all backed by take-or-pay contracts guaranteeing a day rate for Trinidad over the period as they are put into operations. The bought deal equity financing completed in the second quarter of 2005 for net proceeds of $118.6 million continues to provide Trinidad with the resources needed to be able to complete the construction program.

	2005			2004				[illegible]	
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	[illegible]	[illegible]
Financial Highlights									
(millions except per unit data – Unaudited)									
Revenue	**75.3**	**32.5**	**74.1**	58.8	30.4	17.1	32.2	[illegible]	17.8
Gross margin	**31.8**	**7.8**	**34.5**	26.8	11.9	4.0	14.1	[illegible]	[illegible]
Net earnings (loss)	**13.8**	**(1.8)**	**16.0**	15.1	1.4	0.3	4.0	[illegible]	[illegible]
Depreciation and amortization	**8.1**	**3.4**	**7.5**	6.0	3.3	2.4	3.0	[illegible]	[illegible]
Unit based compensation	**0.5**	**2.0**	**0.1**	(4.8)	2.7	(0.3)	2.6	[illegible]	(0.6)
Future income tax expense (recovery)	**1.7**	**(4.0)**	**5.0**	3.5	(0.1)	(1.8)	1.6	[illegible]	[illegible]
Cash flow before change in non-cash working capital (1)	**24.1**	**(0.4)**	**28.6**	19.8	7.3	0.6	11.2	[illegible]	[illegible]
Earnings (loss) per unit (diluted)	**0.21**	**(0.03)**	**0.31**	0.33	0.04	0.01	0.13	[illegible]	0.09
Cash flow before change in non-cash working capital per unit (diluted) (1)	**0.37**	**(0.01)**	**0.56**	0.43	0.19	0.02	0.38	[illegible]	[illegible]
Operating Highlights									
Operating days – drilling	**3,524**	**1,472**	**3,544**	3,011	1,898	1,052	1,868	[illegible]	[illegible]
Rate per drilling day	**19,205**	**19,448**	**20,121**	18,942	15,331	15,312	16,482	[illegible]	[illegible]
Utilization Rate – drilling	**73%**	**31%**	**76%**	76%	61%	37%	87%	[illegible]	[illegible]
CAODC industry average	**63%**	**32%**	**71%**	62%	46%	30%	73%	[illegible]	[illegible]
Drilling rigs operating	**53**	**52**	**52**	51	35	31	31	[illegible]	[illegible]
Utilization for service rigs	**61%**	**41%**	**69%**	61%	47%	48%	57%	[illegible]	[illegible]
Service rigs operating	**16**	**9**	**9**	8	8	7	8	[illegible]	[illegible]

(1) Readers are cautioned that Cash flow before change in non-cash working capital and per unit information does not have a standardized meaning prescribed by GAAP; however, the Trust does compute Cash flow before change in non-cash working capital and the per unit information on a consistent basis for each reporting period.

Results from operations

Activity levels in the third quarter 2005 saw dramatic increases as oil and gas companies executed on drilling programs which were put on hold in the second quarter due to the wet weather conditions that were present throughout most of the period. This coupled with strong oil and gas commodity prices continue to increase drilling demand as producers increase their drilling activities. Increasing demand has led to higher day rates and utilization levels from the comparative quarter in 2004. Trinidad demonstrated its ability to execute on these market conditions enabling the Trust to obtain a utilization rate of 73%, exceeding the market by 16%. The combination of these conditions and prior acquisitions has contributed to an increase in revenue of 148% from $30.4 million in 2004 to $75.3 million in 2005. Year-to-date revenues continue to reflect the strong operating conditions across the industry, increasing from $79.7 million to $181.9 million, an increase of 128%.

Consolidated gross margin increased for the third quarter of 2005 to $31.8 million from $11.9 million in 2004, and year-to-date gross margin increased to $74.0 million from $30.0 million in 2004. Gross margin percentages also increased to 42.2% from 39.1% for the second quarter and to 40.7% from 37.6% on a year-to-date basis. Utilization of downtime in the second quarter to complete much of the repairs and maintenance work scheduled for the latter part of the year placed Trinidad in a favorable position moving into the third quarter. This strategic planning allowed the Trust to capitalize on the higher activity levels present throughout the quarter and reduce the routine maintenance work which would normally be performed throughout this period. Trinidad's increasing margins are also reflective of changes in the composition of Trinidad's drilling fleet resulting in increased drilling depth and higher day rates.

Operating and general and administrative expenses

Operating costs increased to $43.5 million for the third quarter 2005 from $18.4 million in 2004, an increase of 136%. On a year-to-date basis operating costs have increased 117% from $49.7 million to $107.9 million. The increase in operating costs is directly related to the increase in revenue caused by growth and strong market conditions as overall margins have increased on both a quarterly and year-to-date basis.

General and administrative expenses for the quarter were $7.0 million or 9.3% of revenue as compared to $3.7 million or 12.3% of revenue in 2004, and have increased from $8.4 million to $17.3 million year-to-date as a result of the Trust's growth over the past year. Growth through acquisitions, expansion of US operations and the equity issuance of $118.6 million completed in the second quarter have resulted in increased general and administrative expense.

Foreign exchange gain

In the third quarter of 2005 the commencement of operations through the release of the first drilling rig in the United States resulted in a revaluation of the United States operations into Canadian currency for the purposes of financial reporting. As a result of applying the temporal method for translating the foreign subsidiary the Trust has recognized a gain of $0.3 million in the quarter.

Depreciation and amortization

Depreciation and amortization increased 145% from $3.3 million in the third quarter of 2004 to $8.1 million in 2005 and 117% on a year-to-date basis from $8.7 million in 2004 to $18.9 million in 2005. On a per drilling day basis year-to-date depreciation rates have increased by $402 per drilling day from $1,813 to $2,215 and on a quarterly basis have increased $531 per drilling day to $2,288. The increased depreciation rate per drilling day is a result of changes in the composition of Trinidad's asset base which has increased drilling depths as a result of acquisitions and the current construction program. These drilling rigs have higher capital costs which result in an increase in the depreciation rate per drilling day.

Interest

Year-to-date interest expense increased from $2.1 million in 2004 to $4.0 million in 2005 and for the quarter remained fixed at $0.7 million in both 2004 and 2005. The increase in the annual interest expense was a result of increases in long term debt throughout the later half of 2004 and into 2005 as Trinidad pursued expansion opportunities financed through borrowings. On June 2, 2005 Trinidad closed an equity issuance

for net proceeds of $118.6 million. The proceeds of this issuance were used to repay most of the outstanding debt, thereby reducing interest expense. As Trinidad continued throughout the third quarter to execute on its build program, the debt facilitates were redrawn.

Unit based compensation

Unit based compensation decreased from $2.7 million in the third quarter 2004 to $0.5 million in 2005. The application of the fair value method commencing in the fourth quarter 2004 contributes to the variance year-over-year. Year-to-date unit based compensation has decreased 46% to $2.7 million in 2005 from $5.0 million in 2004.

Income taxes

Trinidad's current income tax expense increased from $0.2 million to $0.3 million in the third quarter and increased from $0.4 million to $0.6 million year-to-date. The increase in the expense was due to higher capital taxes as a result of increasing capital assets, and was partially offset through lower rates in 2005.

Future income tax expense increased $1.9 million from a recovery of $0.2 million in the third quarter 2004 to $1.7 million in the third quarter of 2005 as a result of increased net income in the current period and increases in the temporary differences on capital assets due to increased capital cost allowance claimed for income tax purposes. Year-to-date future income tax expense increased to $2.7 million from a recovery of $0.3 million in 2004. The effective tax rate on earnings both quarterly and year-to-date has been reduced as a result of increased Trust distributions to unitholders which has increased eligible deductions for income tax purposes.

Net earnings and cash flow

Trinidad increased consolidated net earnings by 886% to $13.8 million for the third quarter 2005 from $1.4 million in 2004 by executing on the strong market conditions that were present throughout the quarter as oil and gas companies aggressively pursued their drilling programs that were put on hold earlier in the year as a result of the poor weather conditions. These increased activity levels created opportunities which Trinidad seized and increased utilization rates 135% from 31% in the second quarter 2005 to 73% in the third quarter. Further, additional spending in the second quarter 2005 on regular repairs and maintenance allowed Trinidad to minimize downtime resulting in strong operational results for the quarter. Increases in day rates due to drilling demand continues to impact net earnings year-over-year. Year-to-date strong operational results continue to be present with consolidated net earnings growth of 391% from $5.7 million to $28.0 million, demonstrating the significant growth that the Trust has had over the past year. Year-to-date net earnings per unit increased to $0.50 per unit from $0.17 per unit in 2004, an increase of 194%.

Cash flow from operations before change in non-cash working capital for the third quarter was $24.1 million ($0.37 per unit (diluted)) from $7.3 million ($0.19 per unit (diluted)) for the comparative quarter in 2004. Year-to-date cash flow from operations has increased 174% from $19.1 million to $52.3 million. Quarterly cash flows reflect the strong conditions present throughout the period and the Trusts ability to execute on the opportunities present in the market. Year-to-date growth in cash flow is the result of the Trust following an investment strategy designed to ensure accretive growth for unitholders.

LIQUIDITY AND CAPITAL RESOURCES	September 30,	December 31,
(thousands – Unaudited)	2005	2004
Working Capital	**34,160**	11,884
Bank overdraft	**-**	1,988
Operating line of credit	**-**	8,000
Current portion of long term debt	**916**	6,482
Long term debt	**69,487**	60,909
Total debt	**70,403**	77,379
Total debt as a percentage of assets	**13.6%**	20.8%
Net debt	**35,327**	49,025
Unitholders' equity	**393,060**	255,055
Total debt to unitholders' equity	**17.9%**	30.3%

Effective June 2, 2005 Trinidad closed an equity issuance for 11.3 million trust units for net proceeds of $118.6 million. The proceeds of this issuance were used to repay the debt facilities which were previously drawn thereby increasing the credit available to the Trust. Throughout the third quarter advances were made on the debt facility to fund the commitment to build 22 new drilling rigs. At September 30, 2005 $69.5 million of the $200 million credit facility (increased effective September 23, 2005) had been drawn in comparison with $60.9 million at December 31, 2004. The repayment of long term debt and equity issuance have reduced net debt levels, increased unitholders' equity and reduced debt to equity levels. As Trinidad continues to execute on its commitment to build 22 new rigs over the next twelve months additional draws will be made on the current credit facility.

Trinidad's working capital position remains strong and has increased in the quarter from $11.9 million to $34.2 million, an increase of $22.3 million, placing the Trust in a strong financial position as it moves forward into the fourth quarter and continues its drilling construction program. Trinidad will utilize its debt facility, which was increased to $200 million effective September 23, 2005, as required to finance the construction of its new rigs. At the end of the third quarter, only $69.5 million was drawn on the term credit debt facility. In addition, on October 7, 2005 the Trust increased its operating line of credit to the lessor of 75% of accounts receivable and $50.0 million (December 31, 2004 - $15.0 million).

Currently, Trinidad has committed to construct 22 new diesel electric drilling rigs to be deployed in both Canada and the United States in the latter half of 2005 and into 2006. Total capital costs of the construction are expected to be $270 million, inclusive of top drives which have been added to the construction costs, of which $60.9 million has been paid at September 30, 2005. One rig was completed and deployed in the third quarter. This commitment will be funded through the term credit facility and proceeds raised through the equity issuance during the previous quarter. Each of these rigs are backed by take-or-pay contracts which provide for committed days and drilling rates over the next three to five years.

The Trust previously entered into a contract to construct four well servicing rigs. During the third quarter the second of these was put into service leaving a commitment for two additional well servicing rigs with an aggregate total committed price of $6.9 million for all four rigs of which $5.6 million had been spent to quarter end. Early in October 2005, the third new service rig was put into service.

UNITHOLDERS' CAPITAL *(thousands – Unaudited)*	**September 30, 2005**	December 31, 2004
Unitholders' capital	**371,444**	222,815
Exchangeable shares	**24,418**	30,800

Unitholders' capital increased by $148.6 million throughout 2005 with the issuance of an additional 15.4 million units due to the conversion of 1.6 million Initial Series exchangeable shares ($11.4 million), all 1.7 million Series B exchangeable shares ($12.8 million), 0.3 million Series C exchangeable shares ($3.0 million), 0.4 million trust units issued on the exercise of options and rights ($1.9 million), 11.3 million trust units pursuant to the equity financing completed during the year ($118.6 million) and the 0.1 million trust units issued for the acquisition of Titan Surface Casing ($0.9 million). Unitholders' capital on October 28, 2005 was $376.1 million (61,816,292 units).

DISTRIBUTIONS ***(thousands except unit and per unit data – Unaudited)***	**Three months ended September 30,**		**Nine months ended September 30,**			
	2005	2004	**2005**		2004	
Cash flow before changes in non-cash working capital	**24,141**	7,301	**52,338**	**100%**	19,137	100%
Distributions paid & declared	**(14,327)**	(6,428)	**(34,689)**	**66%**	(16,053)	84%
Cash retained for growth, debt reduction & future distribution	**9,814**	873	**17,649**	**34%**	3,084	16%
Cash flow before change in non-cash working capital per unit (basic) (1)	**0.38**	0.19	**0.93**		0.56	
Distributions paid & declared per unit	**(0.22)**	(0.17)	**(0.62)**		(0.47)	
Cash retained per unit	**0.16**	0.02	**0.31**		0.09	
Quarter ending annualized distribution per unit	**1.02**	0.72				

(1) Includes trust units to be issued upon conversion of exchangeable shares.

During the three months ended September 30, 2005 Trinidad distributed $14.3 million dollars, an increase of $7.9 million, or 123% from the comparative quarter in the prior year. Year-to-date distributions have increased 116% from $16.1 million to $34.7 million. Annualized distributions have increased 41.7% from $0.72 per unit to $1.02 per unit. The Trust manages its distributions based on a payout ratio goal of up to 75% of cashflow from operations, with the remainder being retained for future growth opportunities, debt repayment, or incremental distributions to unitholders. The payout ratio for the nine months ended has decreased from 84% in 2004 to 66% in 2005.

SEASONALITY

The Trust operates as an oil and gas well drilling and service rig company operating in Western Canada and therefore operations are heavily dependent upon the seasons. The winter season, which incorporates the first quarter, is a busy period as oil and gas companies take advantage of frozen conditions to move drilling rigs into regions which might otherwise be inaccessible to heavy equipment due to swampy conditions. The second quarter normally encompasses a slow period referred to as spring breakup. During this period melting conditions result in temporary municipal road bans that effectively prohibit the movement of drilling rigs. The third and fourth quarters are usually representative of average activity levels.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements requires that certain estimates and judgments be made with regard to the reported amount of revenues and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and management judgment. Anticipating future events involves uncertainty, and consequently the estimates used by management in the preparation

of the consolidated financial statements may change as future events unfold, additional experience is acquired or the Trust's operating environment changes.

Depreciation

The accounting estimate that has the greatest impact on the Trust's financial results is depreciation. Depreciation of the Trust's capital assets incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change impacting the operation of the Trust's capital assets.

Unit based compensation

Compensation expense associated with rights at grant date are estimates based on various assumptions such as volatility, annual distribution yield, risk free interest and expected life using the Black-Scholes methodology to produce an estimate of the fair value of such compensation.

Allowance for doubtful accounts receivable

The Trust performs credit evaluations of its customers and grants credit based on past payment history, financial conditions and anticipated industry conditions. Customer payments are regularly monitored and a provision for doubtful accounts is established based on specific situations and overall industry conditions. The Trust's history of bad debt losses has been minimal and generally limited to specific customer circumstances; however, given the cyclical nature of the oil and gas industry, the credit risks can change suddenly and without notice.

Goodwill

In accordance with Canadian Generally Accepted Accounting Principles, the Trust performs an annual goodwill impairment test in the first quarter of each fiscal year. This test was performed and no goodwill impairment exists.

OUTLOOK

Strong industry fundamentals and the combined effect of acquisitions have resulted in significant growth for Trinidad during the first three quarters of 2005. There was a steep ramp up of activity in the third quarter as oil and gas companies moved forward on executing drilling programs that were put on hold in the second quarter due to the poor operating conditions, a trend which is expected to continue throughout the remainder of 2005 and into 2006. Commodity pricing for both oil and gas is expected to remain strong as global demand for commodities continues to exceed current supply which will hold Trinidad in a favorable position as we move into the winter drilling months. Current industry well count forecast for Western Canada, based on the Petroleum Service Association of Canada's drilling forecast, has been increased to approximately 24,000 wells in 2005 and to approximately 25,000 in 2006. In order to meet these increasing demands Trinidad continues to execute on its construction program and is continually seeking out additional investment opportunities in order to increase our capacity. We are focused on continuing to add to our distribution capabilities by accretively growing our business. All capital investments will continue to be evaluated based on return on capital and focused on low risk operating environments.

Trinidad Energy Services Income Trust is a growth oriented income trust that trades on the TSX under the symbol TDG.UN. Trinidad's divisions operate in the drilling and well servicing sectors of the North American oil and gas industry. With the completion of the current rig construction programs, the Trust will have 74 drilling rigs ranging in depths from 1,000 – 6,500 metres. In addition to its drilling rigs, Trinidad has 16 service rigs that have been completely retrofitted or are new within the past five years and two additional service rigs currently under construction, one of which was completed in early October. Trinidad also operates 18 pre-set and coring rigs acquired through its recently announced acquisition of Titan Surface Casing Ltd. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well-trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable and competitive in the industry.

"signed" Michael E. Heier

Chairman of the Board
Chief Executive Officer

"signed" Brent J. Conway

Chief Financial Officer

For further information please contact:

Michael Heier, Chairman & Chief Executive Officer or Brent Conway, Chief Financial Officer at:
Phone: 403.265.6525 Fax: 403.265-4168
E-mail: twood@trinidaddrilling.com

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

CONSOLIDATED BALANCE SHEETS

(thousands - Unaudited)

	September 30, 2005	December 31, 2004
Assets		
Current assets		
Cash	**683**	-
Accounts receivable	**64,489**	50,139
Prepaid expenses	**1,767**	143
	66,939	50,282
Deposit on capital assets	**82,427**	8,935
Capital assets	**335,993**	302,773
Goodwill	**31,791**	9,806
Deferred finance costs	**489**	658
	517,639	372,454
Liabilities		
Current liabilities		
Bank overdraft	-	1,988
Operating line of credit (note 9)	-	8,000
Accounts payable	**26,655**	19,174
Accrued trust distributions	**5,208**	2,754
Current portion of long term debt (note 4)	**916**	6,482
	32,779	38,398
Long term debt (note 4)	**69,487**	60,909
Future income taxes	**22,313**	18,092
	124,579	117,399
Unitholders' equity		
Unitholders' capital (note 5)	**371,444**	222,815
Exchangeable shares (note 5)	**24,418**	30,800
Contributed surplus	**5,532**	3,055
Accumulated trust distributions (note 7)	**(67,293)**	(32,604)
Accumulated earnings	**58,959**	30,989
	393,060	255,055
	517,639	372,454

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED EARNINGS

(thousands except unit and per unit data – Unaudited)

	Three months ended September 30, 2005	Three months ended September 30, 2004	Nine months ended September 30, 2005	Nine months ended September 30, 2004
Revenue	**75,286**	30,367	**181,876**	79,705
Expenses				
Operating	**43,487**	18,427	**107,874**	49,657
General and administrative	**6,993**	3,744	**17,257**	8,384
Foreign exchange gain	**(261)**	-	**(261)**	-
Unit based compensation	**494**	2,721	**2,733**	4,974
Depreciation and amortization	**8,064**	3,334	**18,913**	8,735
Interest	**650**	703	**4,029**	2,123
Earnings before income taxes	**15,859**	1,438	**31,331**	5,832
Income taxes				
Current	**276**	192	**638**	404
Future tax expense (recovery)	**1,742**	(165)	**2,723**	(312)
	2,018	27	**3,361**	92
Net earnings	**13,841**	1,411	**27,970**	5,740
Accumulated earnings - beginning of year	**45,118**	14,528	**30,989**	10,199
Accumulated earnings - end of period	**58,959**	15,939	**58,959**	15,939
Earnings per unit				
Basic	**0.22**	0.04	**0.50**	0.17
Diluted	**0.21**	0.04	**0.49**	0.16
Weighted average number of trust units				
Basic	**63,720,766**	38,223,942	**56,262,234**	33,980,720
Diluted	**65,642,022**	39,110,006	**57,490,052**	34,806,004

CONSOLIDATED STATEMENTS OF CASH FLOWS
(thousands – Unaudited)

	Three months ended September 30,		Nine months ended September 30,	
	2005	2004	**2005**	2004
Cash provided by (used in)				
Operating activities				
Net earnings for the period	**13,841**	1,411	**27,970**	5,740
Items not affecting cash				
Depreciation and amortization	**8,064**	3,334	**18,913**	8,735
Unit based compensation	**494**	2,721	**2,733**	4,974
Future income tax expense (recovery)	**1,742**	(165)	**2,722**	(312)
Cash flow from operations before change in non-cash working capital	**24,141**	7,301	**52,338**	19,137
Net change in non-cash operating working capital	**(22,839)**	(5,683)	**(16,595)**	(2,531)
	1,302	1,618	**35,743**	16,606
Investing activities				
(Increase) decrease in deposits on capital assets	**(31,260)**	(2,365)	**(73,492)**	929
Acquisition of Arrow Drilling	**-**	-	**-**	(26,438)
Acquisition of Wilson Drilling	**-**	(19,244)	**-**	(19,244)
Acquisition of Titan Surface Casing (note 3)	**-**	-	**(11,300)**	-
Purchase of capital assets	**(21,078)**	(12,251)	**(39,734)**	(33,468)
Proceeds from dispositions	**52**	166	**279**	249
Change in non-cash working capital item – accounts payable	**(164)**	(3,805)	**8,106**	(1,897)
	(52,450)	(37,499)	**(116,141)**	(79,869)
Financing activities				
Increase (decrease) in bank overdraft	**-**	2,494	**(1,988)**	2,808
Decrease in line of credit	**-**	-	**(8,000)**	-
Increase in long term debt – net	**55,623**	14,852	**3,012**	15,078
Net proceeds from unit issues (note 5)	**336**	24,595	**120,292**	55,647
Trust unit distribution	**(14,327)**	(6,428)	**(34,689)**	(16,053)
Change in non-cash working capital item – accrued distributions	**700**	368	**2,454**	889
	42,332	35,881	**81,081**	58,369
Increase (decrease) in cash for the period	**(8,816)**	-	**683**	(4,894)
Cash - beginning of period	**9,499**	-	**-**	4,894
Cash - end of period	**683**	-	**683**	-
Interest paid	**639**	702	**4,054**	2,123
Taxes paid	**216**	80	**649**	469

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1. ACCOUNTING POLICIES

These consolidated interim financial statements are prepared by management, in accordance with Canadian Generally Accepted Accounting Principles, and follow the same accounting policies and methods as the audited consolidated financial statements for the year ended December 31, 2004, and therefore do not contain all of the disclosures required for the annual financial statements. As a result, the unaudited consolidated interim financial statements should be read in conjunction with the consolidated financial statements contained in the annual report for the year ended December 31, 2004.

Foreign Currency Translation

The operations of Trinidad Drilling US, which commenced in the second quarter, are considered to be integrated foreign operations and are translated using the temporal method under which all foreign currency transactions are translated at the rate in effect as at the transaction date. Monetary assets and liabilities are translated at the rate in effect as at the balance sheet date, non-monetary assets and liabilities are translated at their historical rate and gains and losses are recognized into the consolidated statement of operations in the period that they arise.

2. SEASONALITY

Trinidad Energy Services Income Trust is an oil and gas well drilling and service rig company operating in Western Canada. The Trust's operations are heavily dependent on the seasons. The winter season, which incorporates the first quarter, is a busy period as oil and gas companies take advantage of frozen conditions to move drilling rigs into regions which might otherwise be inaccessible to heavy equipment due to swampy conditions. The second quarter normally encompasses a slow period referred to as spring breakup. During this period melting conditions result in temporary municipal road bans that effectively prohibit the movement of drilling rigs. The third and fourth quarters are usually representative of average activity levels.

3. ACQUISITION

(a) Acquisition of shares of Titan Surface Casing Ltd.

On April 29, 2005 Trinidad Drilling purchased all of the outstanding shares of Titan Surface Casing Ltd. ("Titan"), effective April 1, 2005, for consideration of $33.0 million. The acquisition was funded through internal cash flow, the issuance of 1,961,132 exchangeable shares with a deemed value of $20.8 million and the issuance of 85,960 trust units with a deemed value of $0.9 million and cash of $3.4 million. As part of the Titan acquisition, at the time of closing, Trinidad was obligated to repay the $3.8 million of long term debt and $4.1 million of shareholder loans. The consideration paid for this acquisition has been allocated as follows:

(thousands)	**2005**
Purchase price allocated as follows:	
Working capital, net	**13**
Other assets	**60**
Goodwill	**21,985**
Capital assets	**12,450**
Future income taxes	**(1,496)**
	33,012

Financed as follows:	
Trust Units	**911**
Exchangeable Shares	**20,788**
Cash, net of working capital	**11,300**
	32,999
Plus: working capital	**13**
	33,012

(b) Acquisition of assets of Summit Energy Services Inc. and Yukon Energy Rentals Inc.

On September 30, 2005 Trinidad Well Servicing purchased all of the well servicing assets of Summit Energy Services Inc. and Yukon Energy Rentals Inc. for consideration of $18.0 million. The acquisition will be funded through internal cash flow and includes six service rigs which were all built within the last five years and all support equipment related to these well servicing assets. The purchase price allocation has not yet been finalized and the purchase price is currently held as deposit on capital assets.

4. LONG TERM DEBT

On September 23, 2005 Trinidad increased its term credit facility to $200.0 million (December 31, 2004 - $100.0 million) non-reducing term facility held by an affiliate of GE Energy Financial Services, Deutsche Bank AG, Toronto Dominion Bank, Bank of Nova Scotia and the Royal Bank of Canada. There were no significant changes in the terms of the credit facility.

5. UNITHOLDERS' CAPITAL

Authorized

Unlimited number of trust units, voting, participating

Unitholders' Capital Issued and Outstanding
(thousands except unit data)

	September 30, 2005		December 31, 2004	
	Number of Units	**Amount $**	Number of Units	Amount $
Unitholders capital – opening balance	**45,898,116**	**222,815**	27,949,881	79,093
Trust units issued – for cash	**11,256,810**	**118,611**	16,114,059	131,600
Trust units issued – for acquisitions	**85,960**	**911**	937,166	8,763
Trust units issued on conversion of exchangeable shares	**3,598,164**	**27,171**	-	-
Trust units issued on exercise of options and rights	**430,974**	**1,681**	897,010	3,002
Contributed surplus transferred on exercised options and rights	**-**	**255**	-	357
Unitholders' capital – ending balance	**61,270,024**	**371,444**	45,898,116	222,815

A subsidiary of the Trust has issued the following exchangeable shares:

Exchangeable Shares
(thousands except unit data)

	September 30, 2005		December 31, 2004	
	Number of Shares	**Amount $**	Number of Shares	Amount $
Exchangeable shares – opening balance	**3,948,718**	**30,800**	-	-
Exchangeable shares issued, Initial Series – Arrow purchase	**-**	**-**	2,307,692	18,000
Exchangeable shares issued, Series B – Wilson purchase	**-**	**-**	1,641,026	12,800
Exchangeable shares issued, Series C – Titan purchase	**1,961,132**	**20,788**		
Exchangeable shares exchanged, Initial Series	**(1,457,162)**	**(11,366)**	-	-
Exchangeable shares exchanged, Series B	**(1,641,026)**	**(12,800)**	-	-
Exchangeable shares exchanged, Series C	**(283,383)**	**(3,004)**	-	-
Exchangeable shares – ending balance	**2,528,279**	**24,418**	3,948,718	30,800

The exchange ratio for the initial series exchangeable shares is 1.12609 and the trust units issuable upon conversion are 957,773. Subsequent to quarter end 250,000 of these shares have been exchanged for trust units. All Series B exchangeable shares were converted in the quarter. The exchange ratio for the Series C exchangeable shares is 1.02872 and the trust units issuable upon conversion are 1,725,993. Subsequent to quarter end 255,396 of these shares have been exchanged for trust units.

6. UNIT OPTION AND RIGHTS PLAN

Unit option plan

The Trust Unit Option Plan provides for unit options to assist directors, officers, employees and consultants of the Trust and its' affiliates to participate in the growth and development of the Trust. The following table sets out unit options that are outstanding under the Unit Option plan:

	September 30, 2005		December 31, 2004	
	Number of options	**Weighted average exercise price**	Number of options	Weighted average exercise price
Outstanding – beginning of period	**107,729**	**1.97**	352,094	1.97
Granted during the period	**-**	**-**	-	-
Exercised during the period	**(85,754)**	**1.90**	(244,365)	1.97
Returned during the period	**-**	**-**	-	-
Outstanding – end of period	**21,975**	**2.25**	107,729	1.97

Trust unit rights incentive plan

On May 2, 2003 the Trust established the Trust unit rights incentive plan. The following table sets out unit options that are outstanding under the Trust unit rights incentive plan:

	September 30, 2005		December 31, 2004	
	Number of rights	**Weighted average exercise price**	Number of rights	Weighted average exercise price
Outstanding – beginning of period	**3,928,738**	**7.62**	1,832,872	4.09
Granted during the period	**2,257,724**	**12.22**	2,778,021	9.03
Exercised during the period	**(345,220)**	**4.40**	(652,645)	3.87
Returned during the period	**(47,067)**	**6.34**	(29,510)	4.53
Outstanding – end of period	**5,794,175**	**9.61**	3,928,738	7.62

7. RECONCILIATION OF CASH AVAILABLE FOR DISTRIBUTION AND ACCUMULATED CASH DISTRIBUTIONS

	Three months ended September 30,		**Nine months ended September 30,**	
(thousands)	**2005**	2004	**2005**	2004
Cash flow before change in non-cash working capital	**24,141**	7,301	**52,338**	19,137
Cash distributions paid and declared	**14,327**	6,428	**34,689**	16,053
Funds retained for growth capital expenditures and future distributions	**9,814**	873	**17,649**	3,084
Accumulated cash distributions – beginning of period	**52,966**	18,531	**32,604**	8,906
Cash distributions paid	**9,119**	4,282	**29,481**	13,907
Distributions declared and payable	**5,208**	2,146	**5,208**	2,146
Accumulated cash distributions - end of period	**67,293**	24,959	**67,293**	24,959

8. COMMITMENTS

In response to customer demand Trinidad has commenced its North American expansion through a commitment to construct 22 new diesel electric drilling rigs, expected to be deployed in Canada and the United States in the latter half of 2005 and into 2006. Total capital costs of construction are expected to be $270 million, of which $60.9 million has been paid as at September 30, 2005. One rig was completed and deployed in the third quarter. Each of these rigs are backed by take-or-pay contracts which provide for committed days and drilling rates over the next three to five years.

The Trust previously entered into a contract to construct four well servicing rigs. During the third quarter the second of these was put into service leaving a commitment for two additional well servicing rigs with an ggregate total committed price of $6.9 million for all four rigs of which $5.6 million had been spent to quarter end. Early in October 2005, the third new service rig was put into service.

9. SUBSEQUENT EVENT

On October 7, 2005 the Trust increased its operating line of credit to the lessor of 75% of accounts receivable and $50.0 million (December 31, 2004 - $15.0 million). This operating credit facility's stated maturing date is September 22, 2006 and bears interest at prime plus 0.25% per annum (December 31, 2004 – prime). Advances are made on this credit facility based on trade receivables, and the loan is secured based on a charge over accounts receivable.